UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )

Olympus Pacific Minerals Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

68162Q202
(CUSIP Number)

Beat Schuerch Dragon Capital Group Limited 1901 Me Linh Point, 2 Ngo Duc Ke, District 1, Ho Chi Minh City, Vietnam Tel: +84 8 3823 9355 Fax: +84 8 3823 9366
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 8, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 68162Q202

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vietnam Enterprise Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 19,708,500
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,708,500
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,708,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (See instructions) CO

CUSIP No. 68162Q202

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vietnam Growth Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 45,077,560
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 45,077,560
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,077,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON (See instructions) CO

CUSIP No. 68162Q202

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vietnam Dragon Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 19,163,124
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,163,124
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,163,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (See instructions) CO

CUSIP No. 68162Q202

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vietnam Resource Investments (Holdings) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 13,000,000
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 13,000,000
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON (See instructions) CO

CUSIP No. 68162Q202

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dragon Capital Markets Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 1,270,000
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 1,270,000
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,270,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (See instructions) CO

CUSIP No. 68162Q202

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dragon Capital Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 150,000
8	SHARED VOTING POWER 96,949,184
9	SOLE DISPOSITIVE POWER 150,000
10	SHARED DISPOSITIVE POWER 96,949,184
11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,099,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0%
14	TYPE OF REPORTING PERSON (See instructions) IA

CUSIP No. 68162Q202

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Enterprise Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 19,708,500
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 19,708,500
11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,708,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (See instructions) IA

CUSIP No. 68162Q202

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dragon Capital Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 98,369,184
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 98,369,184
11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,369,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%
14	TYPE OF REPORTING PERSON (See instructions) HC

Item 1.  Security and Issuer

This statement relates to the common shares, no par value (“Common Shares”) of Olympus Pacific Minerals Inc., a corporation organized under the Canada Business Corporations Act whose principal executive offices are located at 10 King Street East, Suite 500, Toronto, Ontario, Canada M5C 1C3 (the “Issuer”).

Item 2.  Identity and Background

The persons filing this statement are Vietnam Enterprise Investments Limited (“VEIL”), Vietnam Growth Fund Limited (“VGF”), Vietnam Dragon Fund Limited (“VDF”),  Vietnam Resource Investments (Holdings) Limited (“VRI”),  Dragon Capital Markets Ltd. (“DC Markets”),  Dragon Capital Management Limited (“DC Management”), Enterprise Investment Management Limited (“EIML”) and Dragon Capital Group Limited (“DCG”) (collectively, the “Reporting Persons”).

The registered address of each of (i) VEIL and VGF is Grand Pavilion Commercial Centre, PO Box 2003, 802 West Bay Road, Grand Cayman, KY1-1104 Cayman Islands, British West Indies, (ii) VDF is c/o The Bank of Bermuda Limited, 6 Front Street, Hamilton HM11 Bermuda, (iii) VRI is Zephyr House, 122 Mary Street, PO Box 709, Grand Cayman, KY1-1107 Cayman Islands, British West Indies, (iv) DC Markets, DC Management, EIML and DCG is Offshore Incorporations Limited, PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The principal business address of (i) VEIL is c/o Enterprise Investment Management Limited, 1901 Me Linh Point, 2 Ngo Duc Ke Street, District 1, Ho Chi Minh City, Vietnam, (ii) VGF, VDF and VRI is c/o Dragon Capital Management Limited 1901 Me Linh Point, 2 Ngo Duc Ke Street, District 1, Ho Chi Minh City, Vietnam, (iii) DC Markets, DC Management, EIML and DCG is 1901 Me Linh Point, 2 Ngo Duc Ke Street, District 1, Ho Chi Minh City, Vietnam.

Each of VEIL, VGF, VDF and VRI are primarily engaged in the business of investing in securities. DC Markets is primarily engaged in the business of securities distribution, trading and research. DC Management is primarily engaged in the business of fund and investment management and is the investment manager for VDF, VGF and VRI. EIML is primarily engaged in the business of fund and investment management and is the investment manager for VEIL.  DCG is the ultimate holding company of the Dragon Capital group of companies.  EIML is a direct wholly-owned subsidiary of DC Management. DC Management and DC Markets are direct wholly-owned subsidiaries of DCG.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any director or executive officer of the Reporting Persons has, during the past five years,  (a) been convicted in a criminal proceeding (excluding traffic violations or similar  misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or  mandating activities subject to, Federal or State securities  laws or a finding of any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The Reporting Persons hold, in the aggregate, 98,369,184 Common Shares. The aggregate purchase price of the Common Shares purchased by the Reporting Persons collectively was $32,305,289 (including commissions).  The source of funding for the purchase of the Common Shares was the general working capital of the respective purchasers.

Item 4.  Purpose of Transaction

The Reporting Persons purchased the Common Shares for investment purposes. The Reporting Persons are continuously evaluating the business and prospects of the Issuer, and their present and future interests in, and intentions with respect to, the Issuer.

Although the Reporting Persons do not have any specific plan or proposal to acquire or dispose of any securities of the Issuer, the Reporting Persons may from time to time formulate other plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the events enumerated in Item 4 of Schedule 13D.  Such plans or proposals will depend upon the Reporting Persons’ ongoing evaluation of their investment in the Issuer, prevailing market conditions, developments affecting the Issuer, other opportunities, liquidity requirements of the Reporting Persons, tax considerations and/or other considerations.  Also, the Reporting Persons may engage in communications with one or more directors, officers, representatives or shareholders of the Issuer and/or third party advisors or financing sources regarding the Issuer, including but not limited to, the Issuer’s operations, plans or prospects.  The Reporting Persons may discuss ideas that, if effected may result in any of the events enumerated in Item 4 of Schedule 13D, including a going private transaction, the acquisition or disposition of shares by the Reporting Persons, the acquisition by other persons of shares of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.  The Reporting Persons currently do not have any plans or proposals which relate to, or could result in, any of the matters enumerated in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)           The  Reporting  Persons  may be  deemed  to  beneficially  own,  in the aggregate,  98,369,184 Shares, representing approximately 30.4% of the Issuer's outstanding Common Shares (based upon the 323,764,453 Common Shares stated to be outstanding as of June 22, 2010, as publicly disclosed on the Issuer’s website).

(b)           VEIL has sole voting power and sole dispositive power with regard to 19,708,500 Common Shares.  Each of DC Management, EIML and DCG has shared voting power and shared dispositive power with respect to such Common Shares.  VGF has sole voting and dispositive power with respect to 45,077,560 Common Shares.  Each of DC Management and DCG has shared voting power and shared dispositive power with respect to such Common Shares. VDF has sole voting power and sole dispositive power with regard to 19,163,124 Common Shares.  Each of DC Management and DCG has shared voting power and shared dispositive power with respect to such Common Shares. VRI has sole voting power and sole dispositive power with regard to 13,000,000 Common Shares. Each of DC Management and DCG has shared voting power and shared dispositive power with respect to such Common Shares.  DC Markets has sole voting power and sole dispositive power with regard to 1,270,000 Common Shares. DCG has shared voting power and shared dispositive power with respect to such Common Shares.  DC Management has sole voting power and sole dispositive power with regard to 150,000 Common Shares. DCG has shared voting power and shared dispositive power with respect to such Common Shares.

Each of EIML, DC Management and DCG, by virtue of their relationships to VEIL, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)) the Common Shares which VEIL directly beneficially owns.  Each of EIML, DC Management and DCG disclaims beneficial ownership of such Common Shares for all other purposes.  Each of DC Management and DCG, by virtue of their relationships to each of VGF, VDF and VRI, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which each of VGF, VDF and VRI directly beneficially owns.  Each of DC Management and DCG disclaims beneficial ownership of such Common Shares for all other purposes.  DCG, by virtue of its relationship with DC Markets, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which DC Markets directly beneficially owns.  DCG disclaims beneficial ownership of such Common Shares for all other purposes.  DCG, by virtue of its relationship with DC Management, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which DC Management directly beneficially owns.  DCG disclaims beneficial ownership of such Common Shares for all other purposes.

(c)           There have been no transactions with respect to the Common Shares effected during the past sixty (60) days by any of the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the  Issuer,  including  but not  limited  to  transfer  or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

An Agreement for Joint Filing pursuant to Rule 13d-1(k)(1) under the Act is filed as Exhibit 1 hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 2010

VIETNAM ENTERPRISES INVESTMENT LIMITED

By:	/s/ Dominic Scriven
Dominic Scriven
Title: Director

VIETNAM GROWTH FUND LIMITED

By:	/s/ Dominic Scriven
Dominic Scriven
Title: Director

VIETNAM DRAGON FUND LIMITED

By:	/s/ Dominic Scriven
Dominic Scriven
Title: Director

VIETNAM RESOURCE INVESTMENTS (HOLDINGS) LIMITED

By:	/s/ David Woodhouse
David Woodhouse
Title: Director

DRAGON CAPITAL MARKETS LIMITED

By:	/s/ Dominic Scriven
Dominic Scriven
Title: Director

DRAGON CAPITAL MANAGEMENT LIMITED

By:	/s/ Dominic Scriven
Dominic Scriven
Title: Director

ENTERPRISE INVESTMENT MANAGEMENT LIMITED

By:	/s/ Dominic Scriven
Dominic Scriven
Title: Director

DRAGON CAPITAL GROUP LIMITED

By:	/s/ Dominic Scriven
Dominic Scriven
Title: Chief Executive Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS
OF THE REPORTING PERSONS

The following sets forth the name, position, principal occupation and citizenship of each director and executive officer of the Reporting Persons.  The business address of each director and executive officer is c/o Dragon Capital Group Limited, 1901 Me Linh Point, 2 Ngo Duc Ke Street, District 1, Ho Chi Minh City, Vietnam.  To the best of the Reporting Persons’ knowledge, except as set forth in this Statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Common Shares.

Vietnam Enterprise Investments Limited

Name	Position	Principal Occupation	Citizenship

Richard McKegney	Director	Investment Banker	United States of America

Wolfgang Bertelsmeier	Director	Consultant	Germany

Hartmut Giesecke	Director	Company Director	Germany

Dominic Scriven	Director	Investment Banker	United Kingdom

Officers:  none

Vietnam Growth Fund Limited

Name	Position	Principal Occupation	Citizenship

Marc Faber	Director	Investment Advisor	Switzerland

Mark Lockwood	Director	Lawyer	Australia

Wong Heng Tew	Director	Senior Manager	Singapore

Dominic Scriven	Director	Investment Banker	United Kingdom

Officers:  none

Vietnam Dragon Fund Limited

Name	Position	Principal Occupation	Citizenship

Lord Killearn	Director	Company Director	United Kingdom

Toyoharu Tsutsui	Director	Investment Banker	Japan

Dominic Scriven	Director	Investment Banker	United Kingdom

Officers:  none

Vietnam Resource Investments (Holdings) Limited

Name	Position	Principal Occupation	Citizenship

John Catchpole	Director	Mining Consultant	United States of America

Sean Flynn	Director	Professional Director	Ireland

David Woodhouse	Director	Investment Banker	Australia

Officers:  none

Dragon Capital Group Limited

Name	Position	Principal Occupation	Citizenship

Dominic Scriven	Director	Investment Banker	United Kingdom

Alex Pasikowski	Director	Investment Banker	Australia

Phan Minh Tuan	Director	Investment Banker	Vietnam

Tran Thanh Tan	Director	Investment Banker	Vietnam

Le Anh Minh	Director	Investment Banker	Vietnam

Antoine Vigier	Director	Investment Officer	France

Farida Khambata	Director	Global Strategist	Canada

Officers:  Dominic Scriven, Chief Executive Officer

Dragon Capital Management Limited

Name	Position	Principal Occupation	Citizenship

Dominic Scriven	Director	Investment Banker	United Kingdom

Alex Pasikowski	Director	Investment Banker	Australia

Le Anh Minh	Director	Investment Banker	Vietnam

David Woodhouse	Director	Investment Banker	Australia

Dan Svensson	Director	Investment Banker	Sweden

Officers:  none

Dragon Capital Markets Limited

Name	Position	Principal Occupation	Citizenship

Dominic Scriven	Director	Investment Banker	United Kingdom

Alex Pasikowski	Director	Investment Banker	Australia

Officers:  none

Enterprise Investment Management Limited

Name	Position	Principal Occupation	Citizenship

Dominic Scriven	Director	Investment Banker	United Kingdom

Alex Pasikowski	Director	Investment Banker	Australia

Officers: none